Contact:
Jonathan Burgin
CFO
(+972) 77-774-5060
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM NAMES GILAD YEHUDAI AS NEW CFO

TEL-AVIV, Israel – April 28, 2011-- RADCOM Ltd. (RADCOM) (NASDAQ: RDCM), a leading provider of network Service Assurance solutions, today announced that it has named Mr. Gilad Yehudai to be its Chief Financial Officer (CFO) effective May 20, 2011. Mr. Yehudai will work jointly with Mr. Jonathan Burgin, RADCOM’s current CFO, until May 20th to assure a smooth transition.

Mr. Yehudai is a veteran of Israeli hi-tech with over a decade of experience in financial management of publicly-traded and late-stage start-up companies, with vast expertise in fund raising, mergers and acquisitions and international operations. For the past four years, he served as the VP Finance of DSP Group Inc. (NASDAQ: DSPG). Previously, Mr. Yehudai served as CFO of CogniTens Ltd., where he managed five rounds of fundraising and an acquisition process, and as Controller of Cimatron Ltd. (NASDAQ: CIMT). Mr. Yehudai holds a B.A. in Accounting and Economics and an M.B.A. in Finance and Information Systems from the Tel Aviv University, and is a C.P.A. in Israel.

“With a clear market need for its products and a great team, RADCOM is well positioned for success,” said Mr. Yehudai. “I am excited to join the Company and look forward to contributing to its future success.”

Mr. David Ripstein, RADCOM’s President and CEO, added, “We are pleased to welcome Gilad to the RADCOM team. With proven managerial and financial capabilities as well as experience in M&A transactions, we are confident that he will be an important asset, helping us move forward in our plan to build RADCOM as the market’s leading provider of network Service Assurance solutions.”

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About RADCOM
RADCOM provides innovative Service Assurance solutions for communications service providers and equipment vendors. RADCOM specializes in solutions for next-generation networks, both wireless and wireline. RADCOM's comprehensive, carrier strength solutions are used to prevent service provider revenue leakage and enable management of customer care. RADCOM's products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.